Stan J. H. Lee, CPA
2160 North Central Rd. Suite 203t Fort Lee t NJ 07024
P.O. Box 436402 t San Ysidro t CA t 92143-9402
619-623-7799 Fax 619-564-3408 E-mail) stan2u@gmail.com

To Whom It May Concern:

The firm of Stan J.H. Lee, Certified Public Accountant, consents to the inclusion of our report of March 31, 2009 on the audited consolidated financial statements of Environmental Credits, Ltd. as of December 31, 2008, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very truly yours,

/S/ Stan J.H. Lee, CPA
Stan J.H. Lee, CPA
Fort Lee, NJ

March 31, 2009

Registered with the Public Company Accounting Oversight Board Member of NJ State Society of Certified Public Accountants